UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )

Under the Securities Exchange Act of 1934

CUTERA INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

232109108

(CUSIP Number)

RTW Investments, LP

Attn: Roderick Wong

40 10th Avenue, Floor 7

New York, New York 10014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person

RTW Investments, LP
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
Owned By		1,846,596 Shares
Each Reporting	9.	Sole Dispositive Power
Person with
		0
	10.	Shared Dispositive Power

		1,846,596 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,846,596 Shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11)

9.3%(1)
14.	Type of Reporting Person

PN, IA

(1) Percentage based upon 19,788,358 shares of the Company’s common stock outstanding as of April 4, 2023, according to the Company’s Annual Report on Form 10-K filed on April 7, 2023.

1.	Name of Reporting Person

Roderick Wong
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ¨

6.	Citizenship or Place of Organization

United States of America

	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
Owned By		1,846,596 Shares
Each Reporting	9.	Sole Dispositive Power
Person with
		0
	10.	Shared Dispositive Power

		1,846,596 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,846,596 Shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ¨

13.	Percent of Class Represented by Amount in Row (11)

9.3%(1)
14.	Type of Reporting Person

IN, HC

(1) Percentage based upon 19,788,358 shares of the Company’s common stock outstanding as of April 4, 2023, according to the Company’s Annual Report on Form 10-K filed on April 7, 2023.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.001 (the “Shares”), of Cutera Inc., a Delaware corporation (the “Company”), having its principal executive offices at 3240 Bayshore Blvd., Brisbane, California 94005.

Item 2.	Identity and Background

(a) This statement is filed by (i) RTW Investments, LP, a Delaware limited partnership (“RTW Investments”), and the investment adviser to certain funds (the “RTW Funds”), with respect to the Shares directly held by the RTW Funds; and (ii) Roderick Wong, M.D., a United States citizen (“Dr. Wong”), the Managing Partner and Chief Investment Officer of RTW Investments, with respect to the Shares directly held by the RTW Funds. Each of RTW Investments and Dr. Wong (each a “Reporting Person” and together, the “Reporting Persons”) is filing this statement.

(b) The address of the principal business office of RTW Investments and Dr. Wong is 40 10th Avenue, Floor 7, New York, New York 10014.

(c) The principal business of RTW Investments is serving as investment advisor to the RTW Funds. The principal occupation of Dr. Wong is to serve as the Managing Partner and Chief Investment Officer of RTW Investments.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) RTW Investments is a limited partnership organized in Delaware. Dr. Wong is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds used for the purchase of the Shares reported herein was the working capital of the RTW Funds. The aggregate purchase price of the Shares reported herein was approximately $88.7 million.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their positions in the Shares for investment purposes. While the Reporting Persons do not have any current plans, proposals or agreements with respect to the Shares except as otherwise disclosed herein, the Reporting Persons may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of the Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares.

Additionally, the Reporting Person issued a press release on April 12, 2023, attached as Exhibit 99.2 and is incorporated by reference. The Reporting Persons are in favor of the Company holding the previously called Special Meeting of Stockholders (the “Special Meeting”) for the purpose of reconstituting the Board of Directors (the “Board”) of the Company. RTW is concerned about the events that have transpired at the Company this past week, particularly with respect to the Board’s removal of David Mowry (“Mr. Mowry”) as the Chief Executive Officer (“CEO”) of the Company on April 11, 2023.

RTW would like the Board to act in the best interests of the Company’s stockholders and move forward with holding the Special Meeting so the voices of all stockholders may be heard. RTW believes that the market reaction to the removal of Mr. Mowry as CEO demonstrates the need for the Special Meeting and the lack of confidence in the Board. Additionally, in light of the April 11 events, RTW believes the Company should re-open the director nomination period for the Company’s annual meeting of stockholders.

RTW also believes that the Board should not have terminated Mr. Mowry and that he should continue as CEO while the Board searches for his replacement. RTW asks the Board to immediately reinstate him as the interim CEO.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, depending on the outcome of the Board’s decision with respect to the Special Meeting and the reinstatement of the CEO, the Reporting Persons, at any time and from time to time, may review, reconsider, and change their position and/or change their purpose and/or develop such plans.

The Reporting Persons, among other things, intend to have discussions with representatives of the Company’s management and Board relating to a variety of matters that the Reporting Persons believe will increase shareholder value, including, operational, financial, corporate governance, board composition, management, capitalization, accounting, strategic direction, and Share performance matters. The Reporting Persons have also engaged, and intend to continue to engage, in discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other third parties regarding a variety of matters relating to the Company and the Shares, including each of the operational, financial, corporate governance, management, capitalization, accounting, strategic direction and share performance matters noted herein. The Reporting Persons may also take other steps seeking to bring about changes to increase shareholder value.

The Reporting Persons may from time to time and at any time: (i) acquire additional Shares and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Company (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of any or all of their Shares and/or other securities and/or instruments of the Company (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (iii) enter into swap and/or other derivative transactions with broker-dealers and/or financial institutions counterparties with respect to the securities of the Company (or its affiliates) which may be deemed to either increase or decrease the Reporting Persons economic exposure to the value of the Shares or other securities of the Company); and/or (iv) engage in any other hedging or similar transactions with respect to the Shares and/or other securities or instruments of the Company.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 19,788,358 Shares outstanding as of April 4, 2023, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on April 7, 2023.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Number of Securities	Price Per Share ($)
RTW Investments	2/13/2023	867	$35.53280
RTW Investments	2/13/2023	593	$35.53280
RTW Investments	2/13/2023	40	$35.53280
RTW Investments	2/14/2023	867	$34.28380
RTW Investments	2/14/2023	593	$34.28380
RTW Investments	2/14/2023	40	$34.28380
RTW Investments	2/16/2023	1,000	$34.76850
RTW Investments	2/16/2023	138	$34.29970
RTW Investments	2/16/2023	1,463	$34.29970
RTW Investments	2/16/2023	99	$34.29970
RTW Investments	2/16/2023	1,000	$34.51460
RTW Investments	3/1/2023	4,717	$32.14000
RTW Investments	3/1/2023	1,949	$32.14000
RTW Investments	3/1/2023	1,956	$32.14000
RTW Investments	3/1/2023	238	$32.14000
RTW Investments	3/2/2023	1,465	$31.00750
RTW Investments	3/2/2023	4,745	$31.00750
RTW Investments	3/2/2023	321	$31.00750
RTW Investments	3/2/2023	5,469	$31.00750

RTW Investments	3/3/2023	6,948	$32.36967
RTW Investments	3/3/2023	4,739	$32.36967
RTW Investments	3/3/2023	313	$32.36967
RTW Investments	3/17/2023	14,475	$24.62200
RTW Investments	3/17/2023	9,872	$24.62200
RTW Investments	3/17/2023	653	$24.62200

(d) No person, other than the Reporting Persons and the RTW Funds, has the right to receive or the power to direct the receipt of dividends or proceeds of sale of the Shares reported herein.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The Reporting Persons may from time to time enter into one or more cash-settled equity swaps with broker-dealers or other financial institutions counterparties with respect to the Shares and/or other securities of the Company, with reference prices and maturity dates that vary depending upon the terms of each such cash-settled swap. After giving effect to such transactions, the Reporting Persons may be deemed to have either increased or decreased economic exposure to the Shares and/or other securities of the Company.

Currently the Reporting Persons have cash-settled swaps that constitute long economic exposure to approximately 2.5% notional outstanding Shares in the aggregate. All balances due under the swaps will be cash settled on the applicable settlement date and may not be settled by the delivery of Shares. In addition, the Swaps do not give any of the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Company, do not provide the Reporting Persons with an option to purchase any securities of the Company and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company. As Reporting Persons do not have voting power or dispositive power with respect to the Shares or the other securities of the Company referenced in such cash settled swaps and disclaim beneficial ownership of the Shares or other securities to which such swaps relate.

Item 7.	Materials to be Filed as Exhibits.

99.1 Joint Filing Agreement dated April 12, 2023 among the Reporting Persons (filed herewith).

99.2 Press Release of RTW Investments dated April 12, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 12, 2023
RTW INVESTMENTS, LP

	By:	/s/ Roderick Wong
	Name:	Roderick Wong, M.D.
	Title:	Managing Partner

/s/ Roderick Wong, M.D.
RODERICK WONG, M.D.